                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                            WIT CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     CLASS A COMMON STOCK $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   97737K309
                        --------------------------------
                                (CUSIP Number)

                           Steven R. King, President
                               E* OFFERING Corp.
                       Steuart Street Tower, 4/th/ Floor
                               One Market Street
                            San Francisco, CA 94105
                                (415) 618-6200

                                   Copy to:
                           Stephen E. Gillette, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                           Palo Alto, CA 94304-1050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 15, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSONS

      E*OFFERING Corp.     I.R.S. Identification No.: 33-0830482
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2              (a) [_]
                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             25,574,977(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      25,574,977(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.1%(3)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

 (1) In connection with the transactions contemplated by an Agreement and Plan of Merger dated as of May 15, 2000 (the "Merger Agreement"), E*OFFERING Corp. ("E*OFFERING") entered into a Voting Agreement with certain securityholders of Wit Capital Group, Inc. (the "Securityholders") containing an irrevocable proxy whereby each Securityholder granted E*OFFERING the power to vote all Shares Beneficially Owned (as described in the Voting Agreement) by such Securityholder, currently covering an aggregate of 24,964,775 shares (the "Original Shares") in favor of approval and adoption of the Merger Agreement. The Voting Agreement also covers additional shares which may be acquired by the Securityholders during the term of the agreement. Currently, the Securityholders hold options which are, or will become, exercisable within 60 days, to purchase 610,202 additional shares (the "Additional Shares" and together with the Original Shares, the "Shares"). The Securityholders retained the power to vote the Shares on all other matters. Please see Item 4 for further details.

(2) E*OFFERING disclaims beneficial ownership of these shares except to the extent of the shared voting power described in Note 1.

(3) Based on 61,629,828 shares of Wit Capital Group, Inc. common stock outstanding as of March 31, 2000.

ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities of Wit Capital Group, Inc., a Delaware corporation (the "Issuer"), to which this Statement on Schedule 13D (this "Statement") relates is the Class A common stock, par value $.01 per share (the "Common Stock"), of the Issuer. The address of the principal executive offices of the Issuer is 826 Broadway, Seventh Floor, New York, New York 10003.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed by E*OFFERING Corp., a California corporation ("E*OFFERING"). The principal business of E*OFFERING is investment banking. The address of the principal office of E*OFFERING is Steuart Street Tower, 4/th/ Floor, One Market Street, San Francisco, California 94105.

          Pursuant to Instruction C to Schedule 13D of the Exchange Act, set forth on Schedule A is the name of each of the directors and executive officers of E*OFFERING Corp. and their present principal occupation or employment, including the name and address of any corporation or other organization in which such employment is conducted, as of the date hereof to E*OFFERING's knowledge.

          Neither E*OFFERING, nor to E*OFFERING's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To E*OFFERING's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As an inducement for E*OFFERING to enter into the Merger Agreement (as defined in Item 4), certain of the securityholders of the Issuer (the "Securityholders") entered into a Voting Agreement with E*OFFERING, and granted a limited irrevocable proxy to E*OFFERING, currently covering an aggregate of 24,964,775 shares (the "Original Shares"), or approximately 40.5% of the Issuer's outstanding Common Stock, based on 61,629,828 shares outstanding as of March 31, 2000. The Voting Agreement also covers additional shares which may be acquired by the Securityholders during the term of the agreement. Currently, the securityholders hold options which are, or will become, exercisable within 60 days, to purchase up to 610,202 additional shares, or approximately 1% of the Issuer's outstanding Common Stock (the "Additional Shares" and together with the Original Shares, the "Shares"). No additional consideration was paid to any Securityholder in connection with the execution and delivery of the Voting Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a)-(b) Pursuant to an Agreement and Plan of Merger dated as of May 15, 2000 (the "Merger Agreement") by and among the Issuer, Wit Soundview Corporation, a Delaware corporation and a direct wholly-owned subsidiary of the Issuer ("Merger Sub"), and E*OFFERING Corp., a California corporation ("E*OFFERING"), and subject to the conditions set forth therein (including approval by shareholders of the Issuer), E*OFFERING shall be merged with and into Merger Sub, the separate corporate existence of E*OFFERING shall cease, and Merger Sub shall continue as the surviving corporation (such events constituting the "Merger"). Once the Merger is consummated, E*OFFERING shall cease to exist as a corporation and all the property, rights, privileges, powers and franchises of E*OFFERING shall vest in Merger Sub with Merger Sub remaining as the surviving corporation (the "Surviving Corporation"). The Issuer will issue or reserve for issuance up to 27,986,247 shares of Common Stock in connection with the Merger and its assumption of all outstanding warrants and options of E*OFFERING.

               As an inducement for E*OFFERING to enter into the Merger Agreement and in consideration thereof, each of the Securityholders entered into a Voting Agreement, dated as of May 15, 2000 with E*OFFERING, whereby the Securityholders agreed, severally and not jointly, to vote all of the Shares Beneficially Owned (as defined in the Voting Agreement) by them in favor of the approval of the Merger, the Merger Agreement and the transactions contemplated thereby and against any action, proposal or agreement that would delay, impede, frustrate, prevent or nullify the Voting Agreement or the Merger Agreement, or result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement.

               The Voting Agreement also contains an irrevocable proxy (the "Proxy"), whereby each Securityholder granted E*OFFERING the power to vote all of the Shares Beneficially Owned (as defined in the Voting Agreement) by such Securityholder in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated thereby and any actions required in furtherance thereof and against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement. The Securityholders retained the power to vote the Shares on all other matters.

          (c) E*OFFERING has not made any plans or any proposals with respect to a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

          (d) Christos Cotsakos, Chairman and Chief Executive Officer of E*TRADE Group, Inc., and William Ford, a general partner of General Atlantic Partners, LLC, will join the board of directors of the Issuer as a consequence of the Merger.

          (e) There will not be a material change in the capitalization or dividend policy of the Issuer, other than the issuance of shares in connection with the Merger as set forth in Item 4(a)-(b) above.

          (f) Other than the Merger and related transactions described in Items 4(a)-4(e) above, E*OFFERING does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

          (g) As described above in Item 4(a)-(b), pursuant to the Voting Agreement entered into by E*OFFERING and the Securityholders, the Securityholders agreed to vote all of the shares of Common Stock Beneficially Owned (as defined in the Voting Agreement) by them against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement.

          (h)-(j) E*OFFERING has not made any plans or any proposals which relate to or would result in the delisting of the Issuer's Common Stock from The Nasdaq National Market or the deregistration of the Issuer's Common Stock pursuant to Section 12(g) of the Exchange Act or any similar actions.

               References to, and descriptions of the Voting Agreement as set forth herein are qualified in their entirety by reference to the copy of the Voting Agreement included as Exhibit 10.1 to this Schedule 13D and incorporated herein in its entirety where such references and descriptions appear.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          (a)-(b) As a result of the Voting Agreement and the Proxy, E*OFFERING currently has the power to vote an aggregate of 24,964,775 shares (the "Original Shares"), which currently represent approximately 40.5% of the Issuer's outstanding Common Stock, in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated thereby and any actions required in furtherance thereof and against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement. The Voting Agreement also covers additional shares which may be acquired by the Securityholders during the term of the agreement. Currently, the Securityholders hold options which are, or will become, exercisable within 60 days, to purchase 610,202 additional shares (the "Additional Shares" and together with the Original Shares, the "Shares"). However, the Securityholders retained the power to vote the Shares on all other matters. E*OFFERING's beneficial ownership of the Shares is based solely upon the shared voting power with respect thereto granted by the Securityholders to E*OFFERING pursuant to the Voting Agreement and the Proxy.

          Set forth on Schedule B is the name of those securityholders of the Issuer that have entered into a Voting Agreement with E*OFFERING, and their present principal occupation or employment, including the name and address of any corporation or other organization in which such employment is conducted, to E*OFFERING's knowledge.

          (c) Except as set forth herein, E*OFFERING has not effected any transactions in shares of Common Stock during the past 60 days.

          (d) To the knowledge of E*OFFERING, no person other than those listed on Schedule B to Item 5(a)-(b) above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on herein.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF COMPANY.

          Other than the Voting Agreement and the Merger Agreement, E*OFFERING is not a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any Company equity securities.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          10.1. Form of Voting Agreement dated as of May 15, 2000, between the Issuer and certain of its securityholders.

          10.2. Form of Agreement and Plan of Merger dated as of May 15, 2000, by and among Wit Capital Group, Inc., a Delaware corporation, Wit Soundview Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Wit Capital Group, Inc., and E*OFFERING Corp., a California corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 24, 2000

                                    E*OFFERING CORP.

                                    By:  /s/ Steven R. King
                                        --------------------------
                                        Steven R. King
                                        President

                                  Schedule A
                                  ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               E*OFFERING CORP.

Name and Title                                  Present Principal Occupation
                                                Including Name of Employer
------------------------------------------   -----------------------------------
Steven R. King                               E*OFFERING Corp.
President and Chief Executive Officer        Steuart Street Tower, 4th Floor
                                             One Market Street
                                             San Francisco, CA 94105

Phillip F. Whalen                            E*OFFERING Corp.
Executive Vice President - Product           Steuart Street Tower, 4th Floor
Development/Marketing                        One Market Street
                                             San Francisco, CA 94105


Timothy Newell                               E*OFFERING Corp.
Managing Director - Corporate Finance        Steuart Street Tower, 4th Floor
                                             One Market Street
                                             San Francisco, CA 94105

Robert D. Long                               E*OFFERING Corp.
Managing Director - Corporate Finance        Steuart Street Tower, 4th Floor
                                             One Market Street
                                             San Francisco, CA 94105

Christos M. Cotsakos                         Chiarman of the Board and Chief
Director                                     Executive Officer
                                             E*TRADE Group, Inc.
                                             4500 Bohannon Drive
                                             Menlo Park, CA 94025

Thomas A. Bevilacqua                         Chief Strategic Investment Officer
Director                                     E*TRADE Group, Inc.
                                             4500 Bohannon Drive
                                             Menlo Park, CA 94025

Mark F. Dzialga                              Partner
Director                                     General Atlantic Partners LLC
                                             c/o General Atlantic Service
                                             Corporation
                                             3 Pickwick Plaza
                                             Greenwich, CT 06830

Name and Title                                Present Principal Occupation
                                              Including Name of Employer
--------------------------------------     -------------------------------------
D. Rex Golding                               Managing Director
Director                                     Softbank Ventures
                                             200 West Evelyn Street, Suite 200
                                             Mountain View, CA 94304

Walter W. Cruttenden                         Investment Banker
Director                                     Cruttenden Partners LLC
                                             4600 Campus Drive
                                             Newport Beach, CA 92660

                                  Schedule B
                                  ----------
                SECURITYHOLDERS OF THE ISSUER THAT HAVE ENTERED
                    INTO A VOTING AGREEMENT WITH E*OFFERING

---------------------------------------------------------------------------------------------------------------------------
                                                                                            PRINCIPAL OCCUPATION
                 NAME                              BUSINESS ADDRESS                            OR EMPLOYMENT
                 ----                              ----------------                            -------------
---------------------------------------------------------------------------------------------------------------------------
Steven M. Gluckstern                    One Chase Manhattan Plaza                Director of Cap Z Management Inc.
                                        44/th/ Floor                             ("Cap Z Management") and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
Robert A. Spass                         One Chase Manhattan Plaza                Deputy Chairman of the Boards of Cap Z
                                        44/th/ Floor                             Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
Lawrence W. Cheng                       One Chase Manhattan Plaza                President and Director of Cap Z
                                        44/th/ Floor                             Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
Bradley W. Cooper                       One Chase Manhattan Plaza                Senior Vice President and Director of Cap
                                        44/th/ Floor                             Z Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
Mark K. Gormley                         One Chase Manhattan Plaza                Senior Vice President and Director of Cap
                                        44/th/ Floor                             Z Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
                                        One Chase Manhattan Plaza                Senior Vice President and Director of Cap
Adam M. Mizel                           44/th/ Floor                             Z Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
Paul H. Warren                          One Chase Manhattan Plaza                Senior Vice President and Director of Cap
                                        44/th/ Floor                             Z Management Inc. and Cap Z Ltd.
                                        New York, New York  10005
---------------------------------------------------------------------------------------------------------------------------
                                        One Chase Manhattan Plaza                Senior Vice President and Director of Cap
Scott M. Delman                         44/th/ Floor                             Z Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
David A. Spuria                         One Chase Manhattan Plaza                General Counsel and Secretary of Cap Z
                                        44/th/ Floor                             Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------
Ronald V. Bernardon                     One Chase Manhattan Plaza                Chief Financial Officer and Treasurer of
                                        44/th/ Floor                             Cap Z Management Inc. and Cap Z Ltd.
                                        New York, New York 10005
---------------------------------------------------------------------------------------------------------------------------

     Cap Z Management is a Bermuda exempt company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II and their respective portfolio companies. The principal business address of Capital Z Management, Inc., which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York.